Leonard Kreynin 212 450-4937 Leonard.Kreynin@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 8, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 29, 2009
File No. 001-33963

Dear Mr. Spirgel

On behalf of GHL Acquisition Corp. (“GHQ”), we are submitting GHQ’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated May 6, 2009 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.

This letter and GHQ’s amended proxy statement are being filed electronically with the SEC today.  In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the amended proxy statement marked to indicate changes from the version filed on April 29, 2009.

Page references in our responses correspond to the version of the proxy statement that is being filed today, however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  Please note that, for the Staff’s convenience, we have included each of the Staff’s comments in bold and provided GHQ’s response to each comment immediately thereafter.

Larry Spirgel	2	June 8, 2009

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments and Assumptions

1.	We are awaiting your response to prior comment 4. Please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Response

GHQ intends to respond to this prior comment in a future filing of the proxy statement as the discussions relating to these arrangements are continuing.

Proposal 1 – Approval of the Acquisition, page 58

2.
We note your response to prior comment 6 from our letter dated January 23, 2009. We also note that in evaluating the revised terms of the acquisition, your board made its determination with respect to the fairness and value of Iridium without relying upon an opinion of your independent financial advisor, Duff & Phelps. Your board, however, relied upon the fairness opinion of Duff & Phelps in its initial approval of the acquisition. We note your statement that the board relied upon its expertise in valuing the revised consideration and evaluating the fairness of the changes to the transaction, but it is unclear why they did not do the same initially. Please revise your preliminary proxy to discuss why the board did not obtain an updated fairness opinion and describe the analyses conducted to evaluate the value of the consideration and fairness. Indicate whether Duff & Phelps is still entitled to payment of $190,000 if the acquisition is approved by shareholders.

Response

GHQ is not required to obtain a fairness opinion in connection with the transaction with Iridium Holdings LLC (“Iridium”).  Although GHQ obtained a fairness opinion from Duff & Phelps, LLC (“Duff & Phelps”) in connection with the announcement of the transaction with Iridium in September 2008, GHQ’s board of directors determined that it did not need an updated fairness opinion due to fact that it had the requisite financial expertise to evaluate the terms of the amended transaction and that since the announcement, it had increased its familiarity with Iridium and Iridium’s operations and financial condition.  In connection with evaluating the terms of the amended transaction, including determining Iridium’s valuation, GHQ’s board determined that Iridium has a fair market value that represents at least 80% of the estimated balance of the GHQ trust account (excluding deferred underwriting discounts and commissions) at the time of the amendment, a requirement for an initial business combination under GHQ’s amended and restated certificate of incorporation.

Larry Spirgel	3	June 8, 2009

We supplementaly advise the Staff that Duff & Phelps is entitled to payment of $190,000 upon approval by GHQ’s stockholders of the transaction.

Please do not hesitate to contact the undersigned at (212) 450-4937 should you wish to discuss the foregoing or this filing.

Very truly yours,

/s/ Leonard Kreynin

Leonard Kreynin
Davis Polk & Wardwell

cc:           Scott L. Bok, GHL Acquisition Corp.

GHL Acquisition Corp.
300 Park Avenue
New York, NY 10022

June 8, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 29, 2009
File No. 001-33963

Dear Mr. Spirgel:

In providing the responses set forth in a letter dated June 8, 2009 from Leonard Kreynin of Davis Polk & Wardwell to you, and in response to the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), GHL Acquisition Corp. (“GHQ”) hereby acknowledges that:

•	GHQ is responsible for the adequacy and accuracy of the disclosure in the filing of the preliminary proxy statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	GHQ may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Harold J. Rodriguez, Jr.

GHL Acquisition Corp.

cc:           Leonard Kreynin, Davis Polk & Wardwell